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                                                                     EXHIBIT 5.2


                                 FIRST AMENDMENT
                             TO EXECUTIVE AGREEMENT

        WHEREAS an Executive Agreement (the "Agreement") was entered into by and between PLANET POLYMER TECHNOLOGIES, INC., a California corporation (the "Company"), and RICHARD C. BERNIER ("Executive") on October 17, 2000; and

        WHEREAS the Company and Executive desire to amend the Agreement in accordance with Section 13 of the Agreement;

                NOW THEREFORE, the Agreement is amended as follows:

1.      Section 1 entitled "Term" is hereby amended and restated as follows:

        "Term. The term of Executive's employment with the Company shall terminate on December 31, 2002."

2. Section 2 entitled "Compensation" is hereby amended and restated as follows:

        "Compensation.

        a. Salary. As compensation for the services to be performed hereunder, Executive shall receive a salary at the rate of $205,000.00 per annum (the "Base Salary"), payable in such installments and pay periods as shall comport with the Company's regular business practices, from November 1, 2001 to December 31, 2001.

        b. Commission. After January 1, , Executive shall solely receive commissions as his compensation based upon the following:

           (1) Sale of M.I.M. Technology. Executive shall receive a commission from the sale of patents, related technological know-how, and equipment associated with Metal Injection Molding in the following percentages:

               (a) 25% of the first $100,000 in sales proceeds; and
               (b) 50% of the sales proceeds over $100,000.

           (2) Sale of EnviroPlastic, EnviroPlastic Z and Aquadro Technologies. Executive shall receive a 50% commission from the sale of patents and related technological know-how associated with EnviroPlastic, EnviroPlastic Z and Aquadro.

           (3) Sale of Inventories and Property and Equipment. Executive shall receive a commission of 50% from the sale of Inventories and Property




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           and Equipment (other than MIM equipment covered by subsection (1)
           above).

           (4) Realization of Remaining Cash. So long as Executive remains employed with Company during calendar year 2002, for each calendar quarter, Executive shall receive a 50% commission on any increase in the actual ending cash balance as of the last day of the calendar quarter compared to the Forecast Ending Cash balance for such quarter set forth in the Preliminary 2002 Gross Cash Flow Statement Proforma -Reconstituted Planet Polymer attached hereto as a part of Exhibit "A", so long as the increase is not the result of the deferral of an expense set forth in the Preliminary 2002 Income Statement Proforma -Reconstituted Planet Polymer attached hereto as a part of Exhibit "A" to a later period or the early recognition of income forecast for a later period in such proforma statement. In the event the Company, with the approval of the Board of Directors, elects to engage in any activity not currently contemplated by the Company, revenues and expenses related to such new activity shall not be taken into account in determining the actual ending cash balance, unless Company and Executive otherwise agree in writing. Commissions payable pursuant to this Subsection (4) shall be paid on or before the thirtieth (30) day after the close of each calendar quarter.

           (5) Commission Payment and Ceiling. Commissions shall be due and payable promptly after receipt of cash by the Company with respect to the assets sold. If any assets are sold on an installment or other deferred basis, payments of Commissions shall be prorated and paid only as such installments or deferred payments are received by the Company, even if such payments are received after the Term of employment. Executive's right to received commissions shall continue until all commissions have been paid in full. Notwithstanding the foregoing subsections (1) to (4), the total commissions received shall not exceed 150% of the Base Salary.

        c. Stock Options. Executive shall receive a ten-year option to acquire 100,000 shares of the Company's common stock (the "Stock Option"), the strike price for which shall be the closing price on November 4, 2001 ($0.06 per share). The Stock Option shall fully vest by April 15, 2002 provided that the operational and legal restructuring of the Company has been completed to the reasonable satisfaction of the Company's Board of Directors. The vested options shall survive termination of Executive's employment.

        d. Health Benefits. The Company shall continue to provide the same health benefits Executive had been receiving immediately before the execution of an Amendment to this Agreement, until the end of Executive's employment term with the Company, to the extent such benefits remain reasonably available and if not reasonably available the Company shall pay to Executive monthly the dollar amounts previously paid to maintain such benefits, until the end of Executive's



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        employment term with the Company.

        e. Taxes. The Company shall have the right to deduct or withhold from the compensation due Executive hereunder any and all sums required for federal income and social security taxes and all state or local taxes now applicable in the future."

3. Section 3 entitled "Scope of Duties and Obligations of Executive" is hereby amended to provide that Executive's duties as Chief Executive Officer during the term of the Agreement will be to sell all of the Company's patents and related technological know-how, excluding the license agreements with Agway, Inc. and related technology in the agricultural industry; manage the restructuring of the Company's business in accordance with the restructuring plan outlined on Exhibit A; and establish the operational and legal structure for the Company for the calendar year 2002 by no later than December 31, 2001.

4. Except as set forth above, all other terms and conditions of the Agreement as set forth therein shall remain unchanged. This Amendment shall be effective as of November 1, 2001.



                                        "COMPANY"

                                        PLANET POLYMER TECHNOLOGIES, INC.


                                        By: ____________________________________

                                        "EXECUTIVE"

                                        ________________________________________
                                                    Richard C. Bernier




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